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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
872364Y108
(CUSIP Number)

J. Joe Ricketts
Marlene M. Ricketts	Ricketts Grandchildren’s Trust
TD Ameritrade Holding Corporation	c/o First National Bank of Omaha
4211 South 102nd Street	16th and Dodge Streets
Omaha, Nebraska 68127	Omaha, Nebraska 68102
with a copy to:
Brian T. May
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		13,840,113

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		69,907,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,840,113

WITH	10	SHARED DISPOSITIVE POWER:

		69,907,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	83,747,610

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities (as defined herein). Based on information provided by the TD Entities, as of January 24, 2006, the TD Entities beneficially owned, in the aggregate, 196,300,000 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD Ameritrade.

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CUSIP No.	872364Y108

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,519,040

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		69,907,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,519,040

WITH	10	SHARED DISPOSITIVE POWER:

		69,907,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	78,426,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ [2]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[2]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of January 24, 2006, the TD Entities beneficially owned, in the aggregate, 196,300,000 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.

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CUSIP No.	872364Y108

1	NAMES OF REPORTING PERSONS: Ricketts Grandchildren's Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		19,008,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,008,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,008,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ [5]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[5]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of January 24, 2006, the TD Entities beneficially owned, in the aggregate, 196,300,000 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.

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Item 1. Security and Issuer
          This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value (the “Common Stock”), of TD Ameritrade Holding Corporation, a Delaware corporation (“TD Ameritrade” or the “Issuer”). The address of TD Ameritrade’s principal executive offices is:
TD Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127
Item 2. Identity and Background
          Schedule A hereto, and incorporated by reference herein, lists each of the persons filing this Statement (each a “Reporting Person”), and his, her or its business address, principal occupation or business, and citizenship or state of organization. Schedule B hereto, and incorporated by reference herein, lists each of the persons enumerated in Instruction C of Schedule 13D, and his, her or its business address, principal occupation or business, and citizenship or state of organization.
          During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, person listed on Schedule B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          This Statement is being filed because a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)), has been formed consisting of the Reporting Persons and other stockholders of the Issuer, as further described in response to Item 6 below. Each Reporting Person has provided its own information and disclaims responsibility for information provided by any other Reporting Person or any other member of the Section 13(d) group.
Item 3. Source and Amount of Funds or Other Consideration
          This Statement does not report the acquisition of any additional shares of Common Stock by any of the Reporting Persons except insofar as any of the Reporting Persons may be deemed for purposes of Section 13(d) or 13(g) of the Exchange Act to have acquired beneficial ownership of the shares of Common Stock held by any other stockholder of the Issuer who is a member of the Section 13(d) group. As such, there is no use of funds or other consideration to report.
Item 4. Purpose of Transaction
          On January 24, 2006, as part of the consummation of the transactions contemplated by the Agreement of Sale and Purchase dated as of June 22, 2005, as amended as of October 28, 2005 and as of December 22, 2005 (as amended, the “Purchase Agreement”), between The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), and the Issuer, TD Discount Brokerage Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of TD (“TDDBH” and, together with TD, the “TD Entities”), received 196,300,000 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock, and $20,000 in cash, in exchange for all of the outstanding capital stock of TD Waterhouse Group, Inc. (“TD Waterhouse”), a Delaware corporation (the “Transaction”).
          In connection with the execution of the Purchase Agreement, the Reporting Persons entered into a Stockholders Agreement, dated as of June 22, 2005, among TD, the Issuer and each Reporting Person (such agreement, as it may be amended, restated or otherwise modified from time to time, the “Stockholders Agreement”), which contains various provisions relating to the governance of TD Ameritrade following the completion of the Transaction, including board composition, stock ownership, transfers by the Reporting Persons and TD, voting and

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other matters. Pursuant to the Stockholders Agreement, the Reporting Persons are initially entitled to designate three of the twelve directors of TD Ameritrade and TD is initially entitled to designate five of the twelve directors of TD Ameritrade, each subject to adjustment in accordance with the provisions of the Stockholders Agreement. The initial Reporting Persons’ designees to the TD Ameritrade board of directors were serving as directors prior to the consummation of the Transaction, and accordingly remained in such positions upon consummation of the Transaction. The initial TD designees to the TD Ameritrade board of directors were appointed concurrent with the consummation of the Transaction.
          Pursuant to the Stockholders Agreement, TD is obligated to commence a cash tender offer, at a price of at least $16 per share, pursuant to which TD will offer to purchase a number of shares of Issuer Common Stock such that, if TD successfully acquires all shares subject to the tender offer, it will beneficially own 39.9% of the outstanding shares of Issuer Common Stock. TD has informed the Reporting Persons that it intends to commence the tender offer in the near future. The Reporting Persons do not intend to tender any of their shares of Common Stock in the tender offer.
          Each Reporting Person intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, a Reporting Person may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, such actions may include the acquisition of additional shares of Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of its rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Common Stock from the Nasdaq National Market System (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act and/or (vi) other events comparable to those enumerated above. Alternatively, and consistent with the terms of the Stockholders Agreement and subject to market conditions and other considerations, the Reporting Persons may sell all or a portion of their securities of the Issuer in the open market, in privately negotiated transactions, through a public offering or otherwise.
          Other than as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
          (a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by each of the Reporting Persons individually and by all of the Reporting Persons together. Based on information provided to the Reporting Persons by the Issuer, there were 603,431,799 shares of Common Stock outstanding as of the close of business on January 24, 2006 (including 196,300,000 shares of Common Stock that were issued to TDDBH as part of the Transaction).

				Shared
			Sole Power	Power
	Number of		to Vote or	to Vote or
Name	Shares	Percent	Dispose	Dispose

J. Joe Ricketts(1)	83,747,610	13.8%	13,840,113	69,907,497
Marlene M. Ricketts(2)	78,426,537	13.0%	8,519,040	69,907,497

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				Shared
			Sole Power	Power
	Number of		to Vote or	to Vote or
Name	Shares	Percent	Dispose	Dispose

Ricketts Grandchildren’s Trust(3)	19,008,000	3.1%	19,008,000	0
Total:	111,274,650(4)	18.4%	41,367,153	69,907,497(5)

(1)	Shares of Common Stock beneficially owned by Mr. Ricketts consist of 69,907,497 shares held jointly with Marlene M. Ricketts, his spouse, in brokerage margin accounts; 8,186,112 shares held by the Marlene M. Ricketts 1994 Dynasty Trust, over which Mr. Ricketts has sole voting and dispositive power; 332,352 shares held in the J. Ricketts IRA; 5,153 shares held in Mr. Ricketts’ 401(k) account; and 2,841,496 shares issuable upon the exercise of options exercisable within 60 days.

(2)	Shares of Common Stock beneficially owned by Mrs. Ricketts consist of 69,907,497 shares held jointly with J. Joe Ricketts, her spouse, in brokerage margin accounts; 8,186,688 shares held by the J. Joe Ricketts 1996 Dynasty Trust, over which Mrs. Ricketts has sole voting and dispositive power; and 332,352 shares held in the M. Ricketts IRA.

(3)	The trustee of the Ricketts Grandchildren’s Trust is First National Bank of Omaha, 16th and Dodge Streets, Omaha, Nebraska 68102.

(4)	The amount reflected does not include 69,907,497 shares of Common Stock reported above by Marlene M. Ricketts as such share ownership is shared with her spouse and already reflected under Mr. Ricketts’ reported shares of Common Stock.

(5)	The amount reflected does not include 69,907,497 shares of Common Stock reported above by Marlene M. Ricketts as such share ownership is shared with her spouse and already reflected under Mr. Ricketts’ reported shares of Common Stock.
          Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of January 24, 2006, the TD Entities beneficially owned, in the aggregate, 196,300,000 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.
          All information contained in this Statement relating to the TD Entities is based on information provided to the Reporting Persons by the TD Entities. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

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(c)      None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Schedule B hereto, has engaged in any transaction during the past 60 days in any shares of Common Stock.
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of the individuals named in Schedule B hereto and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
a.	Stockholders Agreement
          In connection with the Transaction, the Issuer, the Reporting Persons and TD entered into the Stockholders Agreement, which, among other things, contains certain governance arrangements and various provisions relating to board composition, stock ownership, stock transfers by the Reporting Persons and TD, voting and other matters. The following is a summary of selected provisions of the Stockholders Agreement. While the Reporting Persons believe this description covers the material terms of the Stockholders Agreement, it is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as Exhibit 99.1 of this Statement and incorporated herein by reference.
          Due to certain agreements contained in the Stockholders Agreement, the Reporting Persons and the TD Entities have acknowledged that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.
Governance of TD Ameritrade
          Under the terms of the Stockholders Agreement, the board of directors of TD Ameritrade is classified into three classes, with each class serving staggered, three-year terms. The board of directors consists of twelve members, and the persons to be nominated for election as directors of TD Ameritrade were initially designated as follows:
•	the Reporting Persons initially had the right to designate three of the directors, initially J. Joe Ricketts, J. Peter Ricketts and Thomas S. Ricketts (each of whom was assigned to a different class of directors, as designated by the Reporting Persons);

•	TD initially had the right to designate five of the directors, initially W. Edmund Clark, Fredric J. Tomczyk, Daniel A. Marinangeli, Marshall A. Cohen and Wilbur J. Prezzano (one of whom is a class I director, two of whom are class II directors and two of whom are class III directors, as designated by TD);

•	the individual serving as chief executive officer of TD Ameritrade, initially Joseph H. Moglia (who is a class I director); and

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•	three of the directors are to be outside independent directors, who initially are Michael D. Fleisher, Glenn H. Hutchins and Dan W. Cook III (each of whom was assigned to a different class of directors).
          The number of directors designated by the Reporting Persons (the “Ricketts directors”) may increase or decrease from time to time depending on the ownership position of the Reporting Persons. Generally, the number of Ricketts directors relates to the Reporting Persons’ ownership as set forth in the table below, subject to specified cure periods in the event of a decrease in ownership from one threshold to another and minimum holding periods in the event of an increase in ownership from one threshold to another. Any vacancy resulting from the reduction of the number of Ricketts directors will be filled with an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. In the event that the number of Ricketts directors increases as a result of an increase in the Reporting Persons’ ownership position, the corresponding outside independent directors will be removed and replaced with new Ricketts directors.

Reporting Persons Ownership Level	Total Number of Ricketts Directors
Greater than 20.83%	3
Greater than 12.50% to 20.83%	2
Greater than 4.17% to 12.50%	1
4.17% or less	0
          If, on the first anniversary of the closing date of the Transaction, the Reporting Persons do not beneficially own at least 20.83% of the outstanding voting securities of TD Ameritrade, and the number of Ricketts directors has not already been reduced, then one of the Ricketts directors must resign from the board of directors of TD Ameritrade, and the resulting vacancy will be filled by an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. Following any such resignation, however, the number of Ricketts directors may continue to increase or decrease based on the ownership position of the Reporting Persons, as described above.
          The number of directors designated by TD (the “TD directors”) may increase or decrease from time to time depending on the ownership position of TD. Generally, the number of TD directors relates to TD’s ownership as set forth in the table below, subject to specified cure periods in the event of a decrease in ownership from one threshold to another and minimum holding periods in the event of an increase in ownership from one threshold to another. Any vacancy resulting from the reduction of the number of TD directors will be filled with an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. In the event that the number of TD directors increases as a result of an increase in TD’s ownership position, the corresponding outside independent directors will be removed and replaced with new TD directors.

TD Ownership Level Directors	Total Number of TD Directors
Greater than 37.5%	5
Greater than 29.17% to 37.50%	4
Greater than 20.83% to 29.17%	3
Greater than 12.50% to 20.83%	2
Greater than 4.17% to 12.50%	1
4.17% or less	0
          If, on the first anniversary of the closing date of the Transaction, TD’s percentage ownership of the outstanding voting securities of TD Ameritrade is not at least 37.5%, and the number of TD directors has not already been reduced, then one of the TD directors must resign from the board of directors of TD Ameritrade, and the resulting vacancy will be filled by an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. Following any such resignation, however, the number of TD directors may continue to increase or decrease based on the ownership position of TD, as described above.
          The Stockholders Agreement also sets forth procedures by which outside independent directors are selected. A committee of the board of directors of TD Ameritrade comprised solely of all of the outside independent directors, referred to as the outside independent director committee, has the sole authority on behalf of the board of

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directors to nominate candidates for election to serve as outside independent directors, except that TD and the Reporting Persons have the right to reject a director candidate, but not without a reasonable basis for doing so.
          Subject to applicable laws and certain conditions, TD Ameritrade is required to cause each committee of its board of directors (other than the outside independent director committee and a committee of the board of directors comprised solely of all directors who are not TD directors) to consist of two TD directors, one Ricketts director, and two outside independent directors. These levels of committee representation are subject to adjustment from time to time based on TD’s and the Reporting Persons’ maintenance of specified ownership levels.
          The parties to the Stockholders Agreement have agreed to vote their shares of Common Stock in favor of the election of each director nominated for election in the manner provided for in the Stockholders Agreement and in favor of the removal of each director designated for removal in the manner provided for in the Stockholders Agreement, and have agreed not to vote in favor of any candidate for director who is not nominated in accordance with the Stockholders Agreement. The Reporting Persons (other than the Ricketts Grandchildren’s Trust) and TD irrevocably appointed an officer of Ameritrade as their respective proxy and attorney-in-fact to vote in accordance with the terms of the Stockholders Agreement in the event they fail to comply with its terms. TD Ameritrade has agreed to take all actions within its control to effectuate the corporate governance provisions of the Stockholders Agreement.
Tender Offer and Share Ownership
          TD is required pursuant to the Stockholders Agreement to commence a cash tender offer pursuant to which TD will offer to purchase a number of shares of Common Stock such that, upon successful completion of the offer, TD will own up to 39.9% of the outstanding shares of Common Stock. J. Joe Ricketts has the option of participating as a co-bidder in the tender offer, in which case he may offer to purchase up to the number of shares of Common Stock such that, upon successful completion of the tender offer, he and the other Reporting Persons collectively own up to 29% of the voting securities of TD Ameritrade. Mr. Ricketts does not intend to participate as a co-bidder in the tender offer.
          Following the tender offer:
•	TD may acquire additional shares of Common Stock only up to an aggregate beneficial ownership interest of 39.9% of the outstanding voting securities of TD Ameritrade for a period of three years following completion of the Transaction, and up to an aggregate beneficial ownership of 45% for the remaining term of the Stockholders Agreement; and

•	the Reporting Persons may acquire additional shares of Common Stock only up to an aggregate beneficial ownership interest of 29% of the outstanding voting securities of TD Ameritrade.
          Notwithstanding the limitations on TD’s ownership described above, TD may make a non-public proposal to the board of directors of TD Ameritrade to acquire additional shares pursuant to a tender offer, merger or other business combination for 100% of the outstanding shares of Common Stock not owned by TD, and TD may complete such a transaction, subject to the approval of a majority of the outside independent directors and the holders of a majority of the outstanding shares of Common Stock not affiliated with TD. TD may not, subject to certain exceptions, solicit proxies with respect to Common Stock.
          If TD Ameritrade receives a bona fide inquiry or proposal from a third party that could result in a proposal with respect to a merger, acquisition or other business combination involving TD Ameritrade or its subsidiaries in which more than 25% of the voting securities or consolidated assets of TD Ameritrade would be acquired or received by the third party, TD Ameritrade must promptly notify TD of receipt of the inquiry or proposal and offer TD the opportunity to participate in parallel discussions with TD Ameritrade, and must consider proposals from TD regarding a comparable transaction.

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Right to Purchase Securities
          The Reporting Persons and TD have the right to purchase up to their respective proportionate share of future issuances of Common Stock, options, warrants or other debt or equity securities that are convertible into or exchangeable or exercisable for Common Stock, other than issuances of Common Stock as consideration in connection with an acquisition by TD Ameritrade and certain other issuances specified in the Stockholders Agreement. If TD Ameritrade proposes to issue shares as consideration in an acquisition, TD Ameritrade must discuss in good faith with the Reporting Persons and TD alternative structures in which a portion of such shares would be sold to the Reporting Persons or TD, with the proceeds of such sale used to fund the acquisition.
Transfer and Other Restrictions
          In general, absent approval of a majority of the independent directors, the Reporting Persons and TD may not transfer shares of Common Stock to any holders of 5% or more of the outstanding shares of Common Stock, subject to certain exceptions.
Obligation to Repurchase Shares
          If TD Ameritrade issues shares of its common stock pursuant to any compensation or similar program or arrangement, then TD Ameritrade will, subject to certain exceptions, use its reasonable efforts to repurchase a corresponding number of shares of its common stock in the open market within 120 days after any such issuance.
Non-Competition Covenants
          Subject to certain exceptions described below, none of J. Joe Ricketts (so long as he is serving as a director of TD Ameritrade), TD or any of their respective affiliates may participate in or own any portion of a business engaged in the business of providing securities brokerage services in the U.S. (or, solely in the case of Mr. Ricketts and his affiliates, in Canada) to retail traders, individual investors and registered investment advisors. If TD acquires indirectly such a competing business as a result of its acquisition of a non-competing business, TD must offer to sell the competing business to TD Ameritrade at its appraised fair value as determined in accordance with the terms of the Stockholders Agreement. If TD Ameritrade decides not to purchase the competing business, TD must use commercially reasonable efforts to divest the competing business within two years. Notwithstanding the foregoing, J. Joe Ricketts, TD and their respective affiliates are permitted under the terms of the Stockholders Agreement to own a passive investment representing less than 2% of a class of equity securities of a competing business so long as the class of equity securities is traded on a national securities exchange in the U.S. or the Toronto Stock Exchange or quoted on the NASDAQ National Market.
Termination of the Stockholders Agreement
          The Stockholders Agreement will terminate (1) with respect to the Reporting Persons, when their aggregate ownership of Common Stock falls below approximately 4% of the outstanding voting securities of TD Ameritrade, and (2) upon the earliest to occur of:
•	the consummation of a merger, tender offer or other business combination pursuant to which TD offers to acquire 100% of the Common Stock not owned by TD;

•	the 10th anniversary of the consummation of the Transaction;

•	the date on which TD’s ownership of Common Stock falls below approximately 4% of the outstanding voting securities of TD Ameritrade;

•	the commencement by a third party of a tender offer or exchange offer for not less than 25% of the Common Stock unless the TD Ameritrade board recommends against such tender offer or exchange offer and continues to take all reasonable steps to oppose such tender offer or exchange offer (as reasonably determined by TD);

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•	the approval by the TD Ameritrade board of a business combination that would result in another party owning 25% of TD Ameritrade’s voting securities or its consolidated assets or which would otherwise result in a change of control of TD Ameritrade; or

•	the acquisition of 20% of the voting securities of TD Ameritrade by a third party.
          For a period of up to one year following a termination due to events described in the fourth, fifth or sixth bullet points above, the Reporting Persons and TD will be prohibited from acquiring shares of Common Stock that would cause TD’s aggregate ownership to exceed 45% of the outstanding voting securities of TD Ameritrade (39.9% in the first three years) or the aggregate ownership of the Reporting Persons to exceed 29% of the outstanding voting securities of TD Ameritrade, except that either TD or the Reporting Persons may exceed these thresholds in connection with a merger, tender offer or other business combination for 100% of the outstanding shares of Common Stock approved by the holders of a majority of the outstanding shares of Common Stock (other than the Reporting Persons and TD). Furthermore, during that period of up to one year following such termination, the provisions of the Stockholders Agreement relating to the designation and election of directors, transfer restrictions and certain other provisions will remain in effect. In the event that TD’s or the Reporting Persons’ beneficial ownership of Common Stock falls below approximately 4% of the outstanding voting securities of TD Ameritrade, TD or the Reporting Persons, as the case may be, must cause each of the TD or Reporting Persons’ directors to immediately resign as directors of TD Ameritrade.
b.	Amended and Restated Registration Rights Agreement
          Concurrently with entering into the Purchase Agreement and the Stockholders Agreement, TD, the Issuer, the Reporting Persons and certain persons who are no longer parties entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) to, among other things, include TD as a party to the existing registration rights agreement among the Issuer, the Reporting Persons and such other persons. The Registration Rights Agreement is substantially the same as the preexisting registration rights agreement except for the provision of registration rights to TD, the elimination of the term of the registration rights and the provision of additional registration rights to the Reporting Persons. The following is a summary of selected provisions of the Registration Rights Agreement. While the Reporting Persons believe this description covers the material terms of the Registration Rights Agreement, it is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as Exhibit 99.2 to this Statement and incorporated herein by reference.
Demand Registrations
          TD Ameritrade has granted the Reporting Persons and TD, collectively, the right to demand registration of the shares of Common Stock held by them on nine separate occasions. Six of the nine demand rights, including two shelf registrations, are allocated to TD, and three of the nine demand rights, including one shelf registration, are allocated to the Reporting Persons.
Piggy Back Registrations
          TD Ameritrade has also agreed to provide the Reporting Persons and TD with piggy back registration rights, such that if at any time TD Ameritrade proposes to file a registration statement with respect to any offering of its securities for its own account or for the account of any stockholder who holds its securities (subject to certain exceptions) then, as expeditiously as reasonably possible (but in no event less than 20 days prior to the proposed date of filing such registration statement), TD Ameritrade shall give written notice of such proposed filing to all holders of securities subject to registration rights pursuant to the Registration Rights Agreement, and such notice shall offer the holders of such registrable securities the opportunity to register such number of registrable securities as each such holder may request in writing.
          The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and limitations on the number of shares to be included in any underwritten offering imposed by the managing underwriter. In addition, the Registration Rights Agreement contains other limitations on the timing and ability of stockholders to exercise demands.

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Item 7. Material to Be Filed as Exhibits
          Exhibit 99.1. Stockholders Agreement, dated as of June 22, 2005 (incorporated by reference to Exhibit 10.1 on Form 8-K filed by the Issuer on June 22, 2005 (SEC File No. 0-49992)).
          Exhibit 99.2. Amended and Restated Registration Rights Agreement, dated as of June 22, 2005 (incorporated by reference to Exhibit 99.1 on Form 8-K filed by the Issuer on September 12, 2005 (SEC File No. 0-49992)).
          Exhibit 99.3. Joint Filing Agreement by and among J. Joe Ricketts, Marlene M. Ricketts and the Ricketts Grandchildren’s Trust, dated as of January 24, 2006.

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 24, 2006

/s/ J. Joe Ricketts

J. Joe Ricketts, individually

/s/ Marlene M. Ricketts

Marlene M. Ricketts, individually

RICKETTS GRANDCHILDREN’S TRUST

By:	/s/ John E. Lenihan

First National Bank of Omaha, trustee
Name: John E. Lenihan
Title: Senior Trust Officer

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Schedule A
Persons Filing Schedule 13D

Citizenship or Place of
Name and Business Address	Occupation or Principal Business	Organization
J. Joe Ricketts c/o TD Ameritrade Holding Corporation	Chairman of the Board of Directors of TD Ameritrade Holding Corporation	U.S.A.
4211 South 102nd Street
Omaha, Nebraska 68127

Marlene M. Ricketts		U.S.A.
c/o J. Joe Ricketts TD Ameritrade Holding Corporation 4211 South 102nd Street Omaha, Nebraska 68127

Ricketts Grandchildren’s Trust c/o First National Bank of Omaha 16th and Dodge Streets Omaha, Nebraska 68102

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Schedule B
Persons Enumerated in Instruction C of Schedule 13D
Ricketts Grandchildren’s Trust
Set forth below is information concerning the trustee of Ricketts Grandchildren’s Trust

Citizenship or Place of
Name and Business Address	Occupation or Principal Business	Organization

First National Bank of Omaha	Trustee	U.S.A.

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